EXHIBIT 99.2

Infosys Technologies Limited – Financial Release December 31, 2005	Indian GAAP Press Release
Q3 revenues grow year-on-year by 35%
Bangalore, India – January 11, 2006
Highlights
Consolidated results for the quarter ended December 31, 2005
•	Income was Rs. 2,532 crore for the third quarter ended December 31, 2005; YoY growth was 34.97%

•	Net profit was Rs. 649 crore for the third quarter ended December 31, 2005; YoY growth was 30.58%

•	Earnings per share before exceptional items increased to Rs. 23.68 from Rs. 18.50 for the corresponding quarter in the previous year, an increase of 28%
Others
•	36 new clients were added during the quarter by Infosys and subsidiaries

•	Gross addition of 5,135 employees (net 3,226 employees) for the quarter by Infosys and subsidiaries

•	49,422 employees as on December 31, 2005 for Infosys and subsidiaries
“We have seen another quarter of steady growth,” said Nandan M. Nilekani, CEO, President and Managing Director. “Our initiatives in strategic alignment, capability building and operational excellence are all on track.”
Business outlook
The company’s outlook (consolidated) for the quarter and the fiscal year ending March 31, 2006, under Indian GAAP and US GAAP, is as follows:
Outlook under Indian GAAP – consolidated
Quarter ending March 31, 2006*
•	Income is expected to be in the range of Rs. 2,590 crore and Rs. 2,599 crore; YoY growth of 30.35% – 30.80%

•	Earnings per share before exceptional items is expected to be between Rs. 24.30 and Rs. 24.70; YoY growth of 27.83% – 29.93%
Fiscal year ending March 31, 2006*
•	Income is expected to be in the range of Rs. 9,487 crore and Rs. 9,496 crore; YoY growth of 33.10% – 33.20%

•	Earnings per share before exceptional items is expected to be between Rs. 89.90 and Rs. 90.30; YoY growth of 30.69% – 31.27%

*	conversion 1 US$ = Rs. 44.50
Outlook under US GAAP
Quarter ending March 31, 2006
•	Consolidated revenues is expected to be in the range of $ 582 million and $ 584 million; YoY growth of 27.91% – 28.35%

•	Consolidated earnings per American Depositary Share is expected to be between $ 0.55 and $ 0.56; YoY growth of 17.02% – 19.15%

Infosys Technologies Limited – Financial Release December 31, 2005	Indian GAAP Press Release
Fiscal year ending March 31, 2006
•	Consolidated revenues is expected to be $2.14 billion; growth of 34.59%
•	Consolidated earnings per American Depositary Share is expected to be between $ 2.04 and $ 2.05; growth of 29.94% – 30.57%
“We have just celebrated the 10th anniversary of some of our development centers outside Bangalore,” said S. Gopalakrishnan, Member of the Board and COO. “All these centers have matured and are contributing significantly to Infosys’ growth.”
Expansion of services and significant projects
Infosys’ continued focus on being the business transformational partner for its clients gained significant momentum this quarter.
Infosys’ Strategic Global Sourcing Unit and Infosys Consulting Inc. undertook an assessment of the sourcing strategy and processes for a leading hi-tech company. This assessment will enable the client to achieve its vision of consolidating vendors, reducing spend on local contractors while increasing spend on offshore managed services vendors.
Infosys’ Hi-Tech and Discrete Manufacturing unit (HTDM) along with Infosys’ Product Engineering practice is helping a major hi-tech corporate in building a GSM cell phone for emerging markets. HTDM is also working with Infosys’ subsidiary Progeon to offer business process outsourcing (BPO) services to a leading discrete manufacturer in the Master Data Management arena.
“In the last two quarters, we have been able to build on our consulting capabilities,” said S. D. Shibulal, Member of the Board and Head – Worldwide Customer Sales & Delivery. “Our collaborative approach to the market-place, combined with the strengths of our various business units, is finding good traction with our clients and is showing positive results.”
A global software company sought Infosys’ expertise in boosting its R&D effectiveness by enhancing, maintaining and testing its core products. The partnership will free up the client’s R&D resources while creating a predictable delivery and client services model to manage its core products.
In a strategic engagement, Infosys was selected as the global sourcing partner for a large aerospace conglomerate in the US. Infosys successfully implemented three large business-critical systems for a leading aerospace company in the US, including the replacement of a SGI-based graphics and arts illustration system with a Windows-based SGE solution. Infosys is re-engineering the client’s engineering and authoring application for improved performance and scalability.
One of the largest insurance and financial services companies in North America has sought Infosys’ expertise in developing an agency front-end portal that will strengthen its distribution capacity and drive product performance, while providing a common technology solution to enhance agent productivity.
A premier luxury retailer, dedicated to providing customers with distinctive merchandise and superior service, has sought Infosys’ expertise to improve item management functionality for its direct and catalog channels through process and systems improvement.
Infosys continued to make inroads in the European market. A leading UK-based multi-utility company in the gas, power and utilities services industry signed up Infosys to implement Microsoft BizTalk for creating connectivity infrastructure for its market-facing and customer-facing businesses.
New services at Infosys such as Infrastructure Management Services (IMS) and Independent Validation Services (IVS) continued to gain traction this quarter. In the IMS arena, Infosys won a large multi-year contract in infrastructure support for a large, Europe-based global client in investment banking. In the area of IVS, Infosys is building a Testing Center of Excellence (TCoE) for the largest grocery home-shopping service in the world.

Infosys Technologies Limited – Financial Release December 31, 2005	Indian GAAP Press Release
An Australian retail chain engaged Infosys to assess its Oracle BEPL integration strategy and implementation. A pharmaceutical multinational in Australia has engaged Infosys to undertake a complete upgrade of its worldwide Oracle database, operating system and applications infrastructure. Other new accounts in Australia include one of the largest privately owned professional services and recruitment companies in the world and an energy utility that supplies gas and electricity to 1.1 million homes in Australia.
Infosys’ subsidiary in China continued to forge ahead, acquiring a number of new clients this quarter. A global provider of reliable power, precision environmental and connectivity solutions for telecommunications and data network infrastructure engaged with Infosys to develop a next-generation energy system management software.
Finacle®
Finacle®, the universal banking solution from Infosys, consolidated its position as a preferred choice for large global banks. ANB Bank, a Global 500 bank headquartered in Saudi Arabia, licensed Finacle® to power its retail banking initiative.
In India, Centurion Bank of Punjab, a private sector bank, selected Finacle® for its technology-led business transformation initiative. UCO Bank, a leading public sector bank, has also deployed Finacle® to achieve cost advantage and derive significant business benefits.
Update on Progeon Limited
Akshaya Bhargava, Managing Director and Chief Executive Officer, has expressed a desire to leave Progeon for personal reasons and will remit office from March 1, 2006. Akshaya has been associated with Progeon from its early days and has been one of the main factors for Progeon’s current success.
Amitabh Chaudhry, currently Chief Operating Officer, will take over as Managing Director and Chief Executive Officer with effect from March 2, 2006. Amitabh has been associated with Progeon since early 2003 and has been responsible for building industry-leading execution capabilities within Progeon.
Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, Infosys Technologies Limited, said, “Akshaya has led Progeon from a start-up to its current eminent position. We wish him all success in his future endeavors. Amitabh’s role has been seminal in building the operations and solutions team at Progeon and in managing its high growth.”
Intellectual Property Development
Infosys is actively engaged in software services and solutions research and development. The Software Engineering and Technology Lab (SETLabs) spearheads Infosys’ commitment to innovation and Intellectual Property (IP) development. During this quarter, SETLabs generated 7 invention disclosures and filed 6 patents.
In the last three quarters since April 2005, 82 invention disclosures were generated and 20 patents were filed.
Liquidity and capital expenditure
Cash and cash equivalents, including investments in liquid mutual funds, increased by Rs. 555 crore during the quarter, from Rs. 3,793 crore to Rs. 4,348 crore, after incurring capital expenditure of Rs. 260 crore. Operating cash flows for the quarter ended December 31, 2005 were Rs. 798 crore (Rs. 449 crore for the quarter ended December 31, 2004).
“The rupee remained volatile during the quarter,” said T. V. Mohandas Pai, Member of the Board and CFO. “The benefit of rupee depreciation on the operating margin was offset by the hedges at the non-operating level. Liquidity continues to be strong.”

Infosys Technologies Limited – Financial Release December 31, 2005	Indian GAAP Press Release
About the company
Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.
Safe Harbor
Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended – which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.
Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 and quarters ended June 30, 2005 and September 30, 2005. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.

Infosys Technologies Limited – Financial Release December 31, 2005	Indian GAAP Press Release
INFOSYS TECHNOLOGIES LIMITED

	in Rs. crore
Balance Sheet as at	December 31, 2005	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	137	135
Reserves and surplus	7,113	5,107

	7,250	5,242

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	2,825	2,183
Less: Depreciation and amortization	1,265	1,006

Net book value	1,560	1,177
Add: Capital work-in-progress	444	318

	2,004	1,495
INVESTMENTS	2,309	1,329
DEFERRED TAX ASSETS	46	34
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	1,314	1,253
Cash and bank balances	1,570	1,481
Loans and advances	1,451	995

	4,335	3,729
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	727	577
Provisions	717	768

NET CURRENT ASSETS	2,891	2,384

	7,250	5,242

NOTE:
The audited Balance Sheet as on December 31, 2005 has been taken on record at the board meeting held on January 11, 2006

Infosys Technologies Limited – Financial Release December 31, 2005	Indian GAAP Press Release
INFOSYS TECHNOLOGIES LIMITED

	in Rs. crore, except per share data
	Quarter ended		Nine months ended
Profit and Loss Account for the	December 31,		December 31,
	2005	2004	2005	2004
Income from software services and products	2,398	1,798	6,535	4,960
Software development expenses	1,276	960	3,508	2,662

GROSS PROFIT	1,122	838	3,027	2,298
Selling and marketing expenses	129	101	374	292
General and administration expenses	160	126	469	344

	289	227	843	636
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	833	611	2,184	1,662
Interest	—	—	—	—
Depreciation and amortization	109	69	274	175

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	724	542	1,910	1,487
Other income	(2)	47	73	95
Provision for investments	—	—	—	—

NET PROFIT BEFORE TAX	722	589	1,983	1,582
Provision for taxation	80	93	226	237

NET PROFIT AFTER TAX	642	496	1,757	1,345
Balance Brought Forward	2,341	764	1,428	71
Less: Residual dividend paid for fiscal 2004	—	—	—	3
Additional dividend tax	—	—	—	2

	2,341	764	1,428	66

AMOUNT AVAILABLE FOR APPROPRIATION	2,983	1,260	3,185	1,411
DIVIDEND
Interim	—	—	177	134
Final	—	—	—	—

Total dividend	—	—	177	134
Dividend tax	—	—	25	17
Balance in Profit and Loss Account	2,983	1,260	2,983	1,260

	2,983	1,260	3,185	1,411

EARNINGS PER SHARE
(Equity shares, par value Rs. 5/- each)
Basic	23.43	18.45	64.53	50.22
Diluted	22.78	17.90	62.70	49.14

Number of shares used in computing earnings per share

Basic	27,37,71,476	26,87,73,742	27,22,89,379	26,78,62,078
Diluted	28,16,04,953	27,71,10,460	28,02,43,496	27,37,70,692
NOTE:
The audited Profit and Loss Account for the quarter and nine months ended December 31, 2005 has been taken on record at the board meeting held on January 11, 2006
A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

Infosys Technologies Limited – Financial Release December 31, 2005	Indian GAAP Press Release
CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

	in Rs. crore
Consolidated Balance Sheet as at	December 31, 2005	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	137	135
Reserves and surplus	7,175	5,090

	7,312	5,225
MINORITY INTEREST	60	—
PREFERENCE SHARES ISSUED BY SUBSIDIARY	—	94

	7,372	5,319

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	2,958	2,287
Less: Depreciation and amortization	1,309	1,031

Net book value	1,649	1,256
Add: Capital work-in-progress	447	318

	2,096	1,574
INVESTMENTS	2,205	1,211
DEFERRED TAX ASSETS	57	45
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	1,394	1,322
Cash and bank balances	1,694	1,576
Loans and advances	1,496	1,024

	4,584	3,922
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	849	657
Provisions	721	776
NET CURRENT ASSETS	3,014	2,489

	7,372	5,319

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.

Infosys Technologies Limited – Financial Release December 31, 2005	Indian GAAP Press Release
CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

	in Rs. crore, except per share data
	Quarter ended		Nine months ended
Consolidated Profit and Loss Account for the	December 31,		December 31,
	2005	2004	2005	2004

Income from software services, products and business process management	2,532	1,876	6,897	5,142
Software development and business process management expenses	1,327	992	3,644	2,723

GROSS PROFIT	1,205	884	3,253	2,419
Selling and marketing expenses	158	117	448	344
General and administration expenses	186	149	547	407

	344	266	995	751
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION AND MINORITY INTEREST	861	618	2,258	1,668
Interest	—	—	—	—
Depreciation and amortization	117	74	293	187

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION AND BEFORE MINORITY INTEREST	744	544	1,965	1,481
Other income	(5)	46	68	92
Provision for investments	—	—	1	—

NET PROFIT BEFORE TAX AND MINORITY INTEREST	739	590	2,032	1,573
Provision for taxation	83	93	233	240

NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST	656	497	1,799	1,333

Minority Interest	7	—	13	—

NET PROFIT AFTER TAX	649	497	1,786	1,333

Balance brought forward	2,350	751	1,415	70
Less: Residual dividend paid	—	—	—	2
Additional dividend tax	—	—	—	2

	2,350	751	1,415	66

AMOUNT AVAILABLE FOR APPROPRIATION	2,999	1,248	3,201	1,399

DIVIDEND
Interim	—	—	177	134
Final	—	—	—	—

Total dividend	—	—	177	134
Dividend tax	—	—	25	17
Balance in Profit and Loss Account	2,999	1,248	2,999	1,248

	2,999	1,248	3,201	1,399

EARNINGS PER SHARE
(Equity shares, par value Rs. 5/- each)
Basic	23.68	18.50	65.59	49.77
Diluted	23.02	17.95	63.73	48.69

Number of shares used in computing earnings per share

Basic	27,37,71,476	26,87,73,742	27,22,89,379	26,78,62,078
Diluted	28,16,04,953	27,71,10,460	28,02,43,496	27,37,70,692